TEVA ANNOUNCES PRICING OF $5,000,000,000 OF SENIOR NOTES

– Largest Securities Offering by an Israeli Company –

Jerusalem, Israel, November 7, 2011 – Teva Pharmaceutical Industries Limited (Nasdaq: TEVA) (“Teva”) announced today that it successfully priced a debt offering by three of its special purpose finance subsidiaries, consisting of six tranches:

•	$200,000,000 of three-month LIBOR + 0.80% floating rate senior notes maturing in May 2013 issued by Teva Pharmaceutical Finance IV, LLC (“Teva LLC”);

•	$1,100,000,000 of three-month LIBOR + 0.90% floating rate senior notes maturing in November 2013 issued by Teva Pharmaceutical Finance Company B.V. (“Teva BV”);

•	$1,000,000,000 of 1.700% fixed rate senior notes maturing in November 2014 issued by Teva LLC;

•	$950,000,000 of 2.400% fixed rate senior notes maturing in November 2016 issued by Teva BV,

•	$875,000,000 of 3.650% fixed rate senior notes maturing in November 2021 issued by Teva BV; and

•	$875,000,000 of 3.650% fixed rate senior notes maturing in November 2021 issued by Teva Pharmaceutical Finance IV B.V.

The notes will be sold at a price of $1,000.00, $1,000.00, $998.69, $999.16, $996.35 and $996.35 per $1,000 principal amount, respectively, and are rated A3 by Moody’s Investor Services and A- by Standard & Poor’s. The notes will be guaranteed by Teva.

“Teva’s ability to raise this amount in a volatile market is a testament to our strength, as well as to the market’s confidence in our business performance and ability to continue to generate free cash flow,” said Eyal Desheh, Teva’s Chief Financial Officer. “In addition to being the largest offering ever done by an Israeli company, we had demand substantially in excess of the final order book, indicating extraordinary interest by investors in being a part of Teva’s future.”

Teva intends to use the net proceeds from this offering to repay approximately $3.75 billion of short-term indebtedness used to finance its acquisition of Cephalon, Inc. in October 2011, to finance the anticipated conversion of certain convertible senior subordinated notes issued by Cephalon and, to the extent of any remaining net proceeds, for general corporate purposes.

These securities are being offered pursuant to Teva’s effective shelf registration statement previously filed with the Securities and Exchange Commission. The offering is being made by a group of underwriters led by Barclays Capital Inc., BNP Paribas Securities Corp., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co., HSBC Securities (USA) Inc., J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC. Offers and sales of the senior notes may be made only by the related prospectus and prospectus supplement. Closing of the offering is expected on November 10, 2011.

Copies of the prospectus and prospectus supplement may be obtained from Barclays Capital Inc., by calling toll free at 1-888-603-5847, emailing barclaysprospectus@broadridge.com or mailing Barclays Capital Inc. c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717; from Citigroup Global Markets Inc. by calling toll free at 1-877-858-5407, emailing batprospectusdept@citi.com, or mailing Citigroup Global Markets Inc. at Brooklyn Army Terminal, Attention: Prospectus Department, 140 58th Street, 8th Floor, Brooklyn, New York 11220; from Goldman, Sachs & Co., by calling toll free at 1-866-471-2526, sending a facsimile to 212-902-9316, emailing prospectus-ny@ny.email.gs.com or mailing the Prospectus Department, 200 West Street, New York, NY 10282; or from Morgan Stanley & Co. LLC, by calling toll free at 1-866-718-1649, emailing prospectus@morganstanley.com or mailing Morgan Stanley & Co. LLC, 180 Varick Street, New York, NY 10014.

This announcement shall not constitute an offer to sell nor the solicitation of an offer to buy nor shall there be any sale of the above described securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities law of any such state.

Stabilization/FSA
In connection with the issue of the notes, one or more of the underwriters (or persons acting on behalf of any of the underwriters) may over-allot notes or effect transactions with a view to supporting the market prices of the notes at a level higher than that which might otherwise prevail. However, there is no assurance that such underwriters (or persons acting on behalf of any such underwriter) will undertake stabilization action. Such stabilizing, if commenced, may be discontinued at any time and, if begun, must be brought to an end after a limited period. Any stabilization action or overallotment must be conducted by the relevant underwriter (or persons acting on behalf of such underwriter) in accordance with all applicable laws and rules.

About Teva
Teva Pharmaceutical Industries Ltd. is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s largest generic drug maker, with a global product portfolio of more than 1,300 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 45,000 people around the world and reached $16.1 billion in net sales in 2010.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: any market disruption prior to closing of the offering, our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products and regulatory changes that may prevent us from utilizing exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic version of Protonix®, the extent to which any manufacturing or quality control problems damage our reputation for high quality production, the effects of competition on sales of our innovative products, especially Copaxone® (including potential generic and oral competition for Copaxone®), the impact of continuing consolidation of our distributors and customers, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of Cephalon), interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, intense competition in our specialty pharmaceutical businesses, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, dependence on the effectiveness of our patents and other protections for innovative products, our ability to achieve expected results through our innovative R&D efforts, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, our potential exposure to product liability claims to the extent not covered by insurance, the termination or expiration of governmental programs or tax benefits, current economic conditions, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks and other factors that are discussed in our Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

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